Anthony W. Basch 804 / 771-5725 awbasch@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

June 9, 2009

By EDGAR and U.S. Mail

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd,

Amendment No. 4 to Registration Statement on Form S-1

File No: 333-152964

Dear Mr. Schwall:

On behalf of Recon Technology, Ltd and in response to the comments set forth in your letter dated May 14, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 4 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Registration Statement for your review.

Capitalization, page 26

1.	We have read your response to prior comment 4, indicating that you have provided a complete disclosure of the founders’ share escrow on pages F-17 and F-38, although you have not added the pro forma disclosure requested within the Capitalization section for your minimum and maximum offering scenarios, reflecting the provisions of your “Make Good” Escrow Agreement with the Founding Shareholders. We do not see that you have included details of the arrangement on the pages to which you refer (although it appears you have some disclosure under Subsequent Events on pages F-28 and F-47), and it is unclear why you have not complied with the comment.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

H. Roger Schwall, Esq.

June 9, 2009

We believe it would be meaningful to provide these pro forma measures within the tables under this heading to advise investors about the pro forma change in outstanding shares, including the extent to which shares placed in escrow would be sufficient to achieve the EPS target under your minimum and maximum scenarios.

As discussed with Commission Staff, Recon-CI and the placement agent have determined not to implement the “Make Good” arrangement or to value the company on forward-looking earnings. Instead, they have valued Recon-CI at 5.7 times the company’s net earnings for the twelve month period ended March 31, 2009. Because there will be no make good escrow arrangement to explain to investors, Recon-CI has not provided the information requested in this comment.

Financial Statements

General

2.	We understand that you will be updating your interim financial statements when amending your registration statement after May 14, 2009, to comply with Rule 8-08 of Regulation S-X.

Recon-CI acknowledges the comment and has updated the financial statements included in this filing to be in compliance with Rule 8-08 of Regulation S-X.

3.	We see that you added disclosure on page F-25 including various acronyms for companies that are not consistent with the labeling indicated in Note 1. Please revise disclosures throughout your filing as necessary to ensure that references to companies using acronyms are consistent.

Recon-CI acknowledges the comment. In connection with the response to comment 7 below, Recon-CI has removed the additional disclosure related to the referenced acronyms.

Note 1- Organization and Basis of Presentation, page F-9

4.	Please expand your disclosure in the third paragraph under this heading and the corresponding disclosure in your interim financial statements to identify the specific agreements and dates of those agreements that establish Recon-JN as the primary beneficiary of BHD, Nanjing Recon and ENI. Also disclose the relevant provisions in those agreements that secure your rights and clarify your obligations. Please include details sufficient to understand how those agreements function as you suggest; and indicate whether there are actual services to be conveyed under the agreement which equate in value with 90% of the profits generated at the Domestic Companies. If so, please explain how those services are critical to the operations where they had not previously been necessary in conducting those operations.

Recon-CI acknowledges the comment and has revised the disclosure in Note 1. As discussed with Commission Staff, Recon-JN provides each of the Domestic Companies with business guidance, management services, technology information and materials, and training for technical and managerial personnel. Prior to entering into these agreements with Recon-JN, each Domestic Company received these services from the founders of Recon-CI, Mr. Yin, Mr. Chen and Mr. Li. After entering these arrangements, Mr. Yin, Mr. Chen and Mr. Li provide these services only through Recon-JN to the Domestic Companies. Because the Domestic Companies are technological companies and because they rely heavily on the services

H. Roger Schwall, Esq.

June 9, 2009

provided exclusively through Recon-JN, the value of the services is critical to the operations of each of the Domestic Companies. These services have always been crucial to the Domestic Companies; they simply are now provided exclusively by Recon-JN rather than through the Domestic Companies themselves.

5.	We note your response to prior comment 11, indicating that you believe the equity holders would absorb the majority of expected losses of the Domestic Companies, but since these are individuals, not an “entity” as defined in paragraph 3 of FIN 46(R), you consolidate without regard to expected losses. Please tell us whether we have properly understood your position. Please also submit the analysis that you performed in calculating expected losses and attributing these to the shareholders.

Recon-CI acknowledges the comment and has revised the disclosure in Note 1. Under the new Operating Agreement signed between Recon-JN, each of the Domestic Companies and the Principal Shareholders on May 29, 2009, Recon-JN agrees to serve as guarantor for the Domestic Companies in the contracts, agreements or transactions in connection with Domestic Companies’ operation between the Domestic Companies and any other third party, to provide full guarantee for the performance of such contracts, agreements or transactions by the Domestic Companies. As a result of the execution of this new Operating Agreement and other contractual agreements dated as of January 1, 2008, Recon-JN will absorb 100% of the expected losses and receive 90% of the expected gains of the Domestic Companies, which makes Recon-JN the primary beneficiary of the Domestic Companies and therefore, Recon-JN has consolidated the Domestic Companies in accordance with FIN 46(R) Paragraph 14. The equity holders of the Domestic Companies will absorb 0% of expected losses of the Domestic Companies.

6.	We have read the disclosures you added in response to prior comment 11, related to the determination of minority interests of your variable interest entities, and understand that for BHD, ENI, and Nanjing Recon (the “Domestic Companies”), you allocate losses to minority interests based on the percentage of equity interests not owned by Mr. Yin Shenping, Mr. Chen Guangqiang, and Mr Li Hongqi (the “Principal Shareholders”), while you allocate profits to minority interests equaling the residual after deducting 90% of the profits, to be earned under the control agreement, and deducting the proportion of the remaining 10% that is owned by the Principal Shareholders.

Please explain how your accounting policy of allocating VIE profits and losses of the Domestic Companies to minority interests is consistent with your contractual relationships with these entities and with consolidation accounting prescribed by paragraphs 22 of FIN 46(R) and paragraphs 28 through 31 of ARB 51. It should be clear how method results in an accurate accounting for your beneficial interests (i.e. rights to receive returns and obligations to absorb losses) in the Domestic Companies.

Recon-CI acknowledges the comment and has revised Note 1. In compliance with paragraphs 22 of FIN 46(R) and paragraphs 28 through 31 of ARB 51, the Company has proportionately allocated profits and losses based on the contractual agreements as follows:

0% and 100% of the losses of the Domestic Companies are attributable to minority interest and to Recon-CI respectively with regard to Clause 1 in the new Operating Agreement, under which Recon-JN agrees to provide full guarantee for Domestic Companies in the contracts, agreements or transactions in connection with Domestic Companies’ operation between Domestic Companies and any other third party.

H. Roger Schwall, Esq.

June 9, 2009

10% and 90% of the profits of the Domestic Companies are attributable to minority interest and to Recon-CI respectively with regard to Clause 2.1 in the Exclusive Technical Consulting Service Agreement, under which the Domestic Companies agree to pay a consulting fee to Recon-JN equal to 90% of the Domestic Companies’ annual net profit.

7.	We note your response to the first point of prior comment 12, regarding your determination that BHD and Nanjing Recon were the primary beneficiaries of Adar Petroleum, Hengda Haitian and Yabei Nuoda. You state that BHD and Nanjing Recon were the primary beneficiaries of the three entities because they “…were designed to sell the products of BDH or Nanjing Recon’s shareholders through equity ownership.” However, it remains unclear how you determined that your relationship with the shareholders and your sales to these three entities represent variable interests.

Please provide a thorough explanation that identifies the interests you held in these three entities, and tell us how you determined that they were variable interests as defined by paragraph 2 of FIN 46 (R). Further, please submit the analysis you performed, following the guidance in paragraphs 5 and 14 of FIN 46 (R), in determining that Adar Petroleum, Hengda Haitian and Yabei Nuoda were VIE’s, and appropriately consolidated by BHD and Nanjing Recon as the primary beneficiaries of the VIEs.

Recon-CI acknowledges the comment and has reevaluated BHD’s relationship with Adar Petroleum and Nanjing Recon’s relationship Hengda Haitian and Yabei Nuoda. Recon-CI reached the conclusion that Adar Petroleum, Hengda Haitian and Yabei Nuoda did not meet the criteria of variable interest entities as described by FIN 46(R) and has excluded them from Recon-CI’s consolidated financial statements. Financial statements for the periods affected by this change have been restated as explained in Note 1 to the financial statements.

8.	We see that you added disclosure on pages F-25 and F-46 of amounts the Principal Shareholders received in exchange for their sale of equity interest in Adar Petroleum, Hengda Haitian and Yabei Nuoda, in response to the third point of prior comment 12. Given that you identified your subsidiaries as the primary beneficiaries, indicating that through your subsidiaries you had the right to receive a majority of the expected returns of these entities, tell us why you were not compensated for relinquishing these rights.

Recon-CI acknowledges the comment. As explained by the response to comment 7, Recon-CI has now determined that BHD and Nanjing Recon are not the primary beneficiaries of Adar Petroleum, Hengda Haitian and Yabei and has restated its financial statements accordingly.

9.	We note your response to the last two points of prior comment 12, regarding your accounting for the deconsolidation of Adar Petroleum, Hengda Haitian and Yabei Nuoda. You indicate that you accounted for the deconsolidation consistent with the accounting that would apply to a majority owned subsidiary. However, we note that you added disclosure indicating you have not recorded gain or loss on deconsolidation, but instead characterized the deconsolidation as a distribution to the Principal Shareholders, decreasing common stock and APIC.

You also explain that you are retroactively restating prior share activity in conjunction with these events “…to reflect the issuance of shares as though they had been issues on the dates of the capital contributions and reconsolidations…,” although you do not explain why these transactions are impacting your outstanding shares. The transactions you have described appear to relate to the outstanding shares of the VIE’s, not yours.

H. Roger Schwall, Esq.

June 9, 2009

Please provide details sufficient to understand your response and how your accounting is consistent with paragraphs 35 through 37 of ARB 51, if that is your view. We encourage you to contact us by telephone if you require further clarification or guidance.

Recon-CI acknowledges the comment. As explained by the response to comment 7, Recon-CI determined that BHD and Nanjing Recon are not the primary beneficiaries of Adar Petroleum, Hengda Haitian and Yabei and therefore there were no deconsolidations. The financial statements have been restated to reflect this change.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Fourth Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Mr. Yin Shenping

Mr. L. McCarthy Downs III

Bradley A. Haneberg, Esq.

Zachary B. Ring, Esq.

Enclosures:

Three (3) redlined copies of the Fourth Amendment

against the Third Amendment to the Registration

Statement on Form S-1